First American Insurance Portfolios, Inc.
            Form N-SAR for Semi-Annual Period Ended December 31, 2001

Sub-Item 77C.  Submission of matters to a vote of security holders.

     A special meeting of shareholders was held on August 31, 2001, at which the following matters were voted upon and approved by shareholders, with the following voting results:

     1. The shareholders of all of the Portfolios, voting together as a class, approved a proposal to elect the following individuals to the Board of Directors of FAIP:

                                            For                        Withheld
                  Robert J. Dayton          1,806,476                  95,712
                  Andrew S. Duff            1,856,220                  45,968
                  Roger A. Gibson           1,856,220                  45,968
                  Andrew M. Hunter III      1,856,220                  45,968
                  Leonard W. Kedrowski      1,806,476                  95,712
                  John M. Murphy, Jr.       1,856,220                  45,968
                  Richard K. Riederer       1,856,220                  45,968
                  Joseph D. Strauss         1,806,476                  95,712
                  Virginia L. Stringer      1,856,220                  45,968
                  James M. Wade             1,856,220                  45,968

     2. The shareholders of all of the Portfolios, voting together as a class, voted to ratify the selection of Ernst & Young LLP as the independent public accountants for FAIP. The following votes were cast regarding this proposal:

                  For:                1,831,137
                  Withheld:              21,013
                  Abstain:               50,038

     3. The shareholders of International Portfolio voted to approve a new sub-advisory agreement with Clay Finlay, Inc. The following votes were cast regarding this proposal:

                  For:               608,779
                  Abstain:            33,113